SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

Annual Report Pursuant to Section 15(d) of

The Securities Exchange Act of 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2008

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from to

Commission file number            1-6948

A.         Full title of the plan and the address of the plan, if different from that of the issuer named below: SPX Corporation Savings Plan

B.         Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

SPX Corporation

13515 Ballantyne Corporate Place

Charlotte, North Carolina 28277

SPX Corporation Savings Plan

Financial Report

December 31, 2008

SPX Corporation Savings Plan

Report of Independent Registered Public Accounting Firm

To the SPX Corporation Retirement and Welfare

     Plan Administrative Committee

SPX Corporation Savings Plan

We have audited the accompanying statement of net assets available for benefits of the SPX Corporation Savings Plan as of December 31, 2008 and 2007 and the related statement of changes in net assets available for benefits for the year ended December 31, 2008.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets of the SPX Corporation Savings Plan as of December 31, 2008 and 2007 and the changes in net assets for the year ended December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets held at end of year as of December 31, 2008 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Plante & Moran, PLLC

Southfield, Michigan

June 25, 2009

SPX Corporation Savings Plan

Statement of Net Assets Available for Benefits

	December 31
	2008	2007

Assets
Participant-directed investments:
Interest in SPX Corporation Savings Trust, at fair value (Note 3)	$8,892,170	$13,124,638
Participant loans	352,891	346,244
Total participant-directed investments, at fair value	9,245,061	13,470,882

Contributions receivable:
Employer	31,358	19,365
Employee	9,450	12,792
Total contributions receivable	40,808	32,157

Adjustment from fair value to contract value for interest in SPX Corporation Savings Trust relating to fully benefit-responsive investment contracts	110,248	23,929

Net Assets Available for Benefits	$9,396,117	$13,526,968

See Notes to Financial Statements.

SPX Corporation Savings Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2008

Additions
Investment loss from interest in the SPX Corporation Savings Trust (Note 3)	$(3,923,159)
Participant loan interest	25,246
Contributions:
Employee	692,680
Employer	69,518
Rollover	971,546
Total (reductions)/ additions	(2,164,169)

Deductions
Distributions to participants	1,899,512
Administrative expenses	67,170
Total deductions	1,966,682

Net Decrease	(4,130,851)

Net Assets Available for Benefits
Beginning of year	13,526,968

End of year	$9,396,117

See Notes to Financial Statements.

SPX Corporation Savings Plan

Notes to Financial Statements
December 31, 2008 and 2007

Note 1 - Description of the Plan

The following brief description of the SPX Corporation Savings Plan (the “Plan”) is provided for general information purposes only.  Participants should refer to the plan agreement for more complete information.

General - The Plan is a defined contribution plan and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).  The Plan benefits primarily employees of SPX Corporation (the “Employer” or the “Company”) who are covered by collective bargaining agreements and who have met eligibility requirements.

Contributions - Participants can contribute a portion of their compensation as a pretax contribution to the Plan, up to the maximum allowed under the Plan and the Internal Revenue Code. Participants in the Plan are at all times
100 percent vested in their contributions and earnings thereon. Employer contributions are determined based on the participant’s business unit.

Participant Accounts - Each participant’s account is credited with the participant’s contributions, the Employer’s matching and supplemental contributions, if any, and an allocation of plan earnings.  Allocation of plan earnings to participant accounts is based on the participant’s proportionate share of funds in each of the investment accounts.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Participants elect to invest their account balance and contributions among various investment options provided by the SPX Corporation Retirement and Welfare Plan Administrative Committee (the “Committee”), including an option to invest in SPX Corporation common stock.

Vesting - Vesting in Employer contributions is dependent upon the participant’s business unit.  Generally, participants vest over a five to six year period.  Forfeitures reduce the Employer’s contributions in the year of forfeiture or future years.  Total forfeitures outstanding at December 31, 2008 and 2007 were $289,821 and $301,701, respectively.

Payment of Benefits - Participants in the Plan are able to receive benefits in a lump-sum, monthly or yearly installments, or through annuity payments in the event of death, disability, or termination of employment.  In addition, participants are also able to obtain their contributions and/or their pretax account balances if, subject to Employer approval, they are able to demonstrate financial hardship, as defined by the Plan.  All withdrawal payments are made by Fidelity Management Trust Company (the “Trustee”).

Participant Loans - A participant in the Plan can borrow from the Plan an amount not to exceed amounts as described in the Plan.  The term of the loan may not exceed five years unless the loan is used in the purchase of a primary residence, in which case the term may be for up to 15 years.  Loans bear market rates of interest as determined by the Committee.

Voting Rights - Each participant is entitled to exercise voting rights attributable to the shares allocated to his or her account.  The Trustee is required to vote shares of common stock that have been allocated to participants but for which the Trustee received no voting instructions in the same manner and in the same proportion as the shares for which the Trustee received timely voting instructions.

Administration - The Company is the sponsor of the Plan.  The Committee, as provided in the Plan agreement, is the Plan administrator and has responsibility for the administration of the Plan.  The Trustee also functions as the investment manager.  Investment management fees and trustee fees are paid by the Plan in accordance with the plan agreement.

Termination - Although it has not expressed any intent to do so, the Company has the right to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  Upon termination, all participants become 100 percent vested in their account balances.

Note 2 - Summary of Significant Accounting Policies

The accompanying financial statements have been prepared on the accrual basis of accounting.

Basis of Accounting - The Financial Accounting Standards Board Staff Position AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-contribution Health and Welfare and Pension Plans, requires the statement of net assets available for benefits present the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The statement of changes in net assets available for benefits is prepared on a contract value basis.

Investments — The Plan’s investments are stated at fair value.  The fair value of the Plan’s interest in the SPX Corporation Savings Trust (the “Master Trust”) is based on the beginning of the year value of the Plan’s interest in the Master Trust plus actual contributions and allocated income less actual distributions (see Note 3).  The Master Trust’s investments are stated at fair value.  Common collective trust funds that invest in fully benefit-responsive investment contracts (commonly known as stable value funds) within the Master Trust are adjusted to contract value in the financial statements.  Contract value represents contributions made under the contract, plus interest at the contract rate, less funds used to pay plan benefits. The fair value of the common collective trust fund is based on discounting the related cash flows of the underlying guaranteed investment contracts based on current yields of similar instruments with comparable durations. Quoted market prices are used to value all other investments in the Master Trust.  The value of participant loans is the outstanding value, which approximates fair value.  Dividend income is accrued on the ex-dividend date.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Benefit Payments - Benefits are recorded when paid.

Income Tax Status - The Plan constitutes a qualified plan under Sections 401(a) and 401(k) of the Internal Revenue Code (the “Code”), and the related trust is exempt from federal income tax under Section 501(a) of the Code.  The Plan obtained a determination letter on December 4, 2003, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Code.  Since the date of the determination letter, the Plan has been amended and restated.  The plan administrator believes the Plan is currently designed and being operated in compliance with the applicable requirements of the Code.  Therefore, no provision for income taxes has been included in the Plan’s financial statements.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period.  Actual results could differ from those estimates.

Risks and Uncertainties - The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

Note 3 - Master Trust Fund

The investments of certain defined contribution plans sponsored by SPX Corporation, including the Plan, are combined in the Master Trust.  Under the terms of a trust agreement between the Trustee and the Company, the Trustee manages trust funds on behalf of the Plan.  These transactions qualify as party-in-interest transactions as defined under ERISA guidelines.  The Plan’s assets in the Master Trust represented approximately 2 percent of the total assets in the Master Trust as of December 31, 2008 and 2007.  Investment income and administrative expenses related to the Master Trust are allocated to the individual plans based upon average monthly balances invested by each plan.

The total assets held in the Master Trust at December 31, 2008 and 2007 are as follows:

	2008	2007

Money market fund	$2,773,571	$5,761,560
Common collective trust fund	150,905,905	143,171,062
Mutual funds	317,316,814	527,666,354
Insurance company general account	84,643	112,610
Employer securities	96,435,575	206,430,845

Total Master Trust investments, at fair value	567,516,508	883,142,431

Adjustment from fair value to contract value for interest in SPX Corporation Savings Trust relating to fully benefit-responsive contracts.	6,124,862	1,087,684

Total Master Trust investments	$573,641,370	$884,230,115

The investment loss for the Master Trust for the year ended December 31, 2008 is as follows:

Net depreciation in fair value of investments:
Mutual funds	$(203,115,240)
Employer securities	(126,363,994)

Net depreciation	(329,479,234)

Interest and dividends	23,150,892

Net investment loss	$(306,328,342)

Note 4 - Reconciliation of Financial Statements to Form 5500 (Annual Return/Report of Employee Benefit Plan)

The net assets on the financial statements differ from the net assets on the Form 5500 due to a common collective trust fund being recorded at contract value on the financial statements and at fair value on the Form 5500.  The net assets on the financial statements were higher than the Form 5500 at December 31, 2008 by $110,248.  Additionally, the net decrease in the net assets available for benefits on the Form 5500 for the year ended December 31, 2008 is higher by $86,319.

Note 5 - Fair Value Measurements

Effective January 1, 2008, the Plan adopted Statement of Financial Standards No. 157 (“SFAS 157”), Fair Value Measurements, and subsequently adopted certain related FASB Staff positions. As defined in SFAS 157, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The implementation of the provisions of SFAS 157 for financial assets as of January 1, 2008 did not have a material impact on the Plan’s financial statements.

The Plan utilizes market data or assumptions that it believes market participants would use in pricing the asset or liability, including assumptions about risk and the risks inherent in the inputs to the valuation technique. These inputs can be readily observable quoted prices in active markets for identical assets or liabilities (level 1), significant other observable inputs (level 2) or significant unobservable inputs (level 3). The Plan’s assessment of the significance of particular inputs to these fair value measurements requires judgment and considers factors specific to each asset or liability.

Disclosures concerning assets measured at fair value are as follows:

	Assets Measured at Fair Value at December 31, 2008
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Master Trust:
Money market fund	$—	$2,773,571	$—	$2,773,571
Common collective trust fund	—	150,905,905	—	150,905,905
Mutual funds	317,316,814	—	—	317,316,814
Insurance company general account	—	84,643	—	84,643
Employer securities	96,435,575	—	—	96,435,575
Non-Master Trust Investments:
Participant loans	—	—	352,891	352,891

The table below sets forth a summary of changes in the fair value of the Plan’s level 3 investment assets for the year ended December 31, 2008:

Participant Loans
Balance as of January 1, 2008	$346,244
Issuances, repayments and settlements, net	6,647
Balance as of December 31, 2008	$352,891

SPX Corporation Savings Plan

Schedule of Assets Held at End of Year

Form 5500, Schedule H, Item 4i

EIN 38-1016240, Plan 403

December 31, 2008

(a)(b)	(c)	(d)	(e)
Identity of Issuer	Description	Cost	Current Value

Participants	Participant loans bearing interest at rates from 5.00 percent to 10.50 percent	—	$352,891

Note -               In compliance with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, investments in Master Trust assets are omitted from this schedule.

Schedule 1

SIGNATURES

The Plan Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SPX CORPORATION SAVINGS PLAN

		By:	The SPX Administrative Committee

Date:	June 26, 2009		By:	/s/ Kevin L. Lilly
Kevin L. Lilly
Senior Vice President, Secretary and General Counsel and Member of the SPX Administrative Committee

Exhibit Index

Exhibit No.	Description

23.1	Consent of Plante & Moran, PLLC